LAZARD

LAZARD FRÈRES & CO. LLC
30 ROCKEFELLER PLAZA
NEW YORK, NY 10020
PHONE 212-632-6000
www.lazard.com

June 28, 2005

O'Sullivan Industries Holdings, Inc.
O'Sullivan Industries, Inc.
10 Mansell Ct. East
Roswell, GA 30076

Attention: Robert S. Parker
               President, Chief Executive Officer

Dear Mr. Parker:

This letter agreement (the "Agreement") confirms the understanding and agreement between Lazard Frères & Co. LLC ("Lazard") and O'Sullivan Industries, Inc., O'Sullivan Industries Holdings, Inc. and their controlled subsidiaries (together, the "Company").

Assignment Scope:

The Company hereby retains Lazard as its sole investment banker to provide the Company with general restructuring advice and to advise it in connection with any Restructuring, Sale Transaction and/or Financing (each as defined below) on the terms and conditions set forth herein. The Company has informed us that it currently has approximately $486 million of outstanding indebtedness, including preferred stock and long-term payables to non-vendors ("Existing Obligations"). As used in this Agreement, the term "Restructuring" shall mean, collectively, any restructuring, reorganization (whether or not pursuant to Chapter 11 of the United States Bankruptcy Code) and/or recapitalization, involving a significant portion of the Existing Obligations, that is achieved, without limitation, through a solicitation of waivers and consents, rescheduling of debt maturities, change in interest rates, repurchase, settlement or forgiveness of debt, conversion of debt into equity, an exchange offer involving new securities, issuance of new securities, sale or disposition of assets, sale of debt or equity securities or other interests, or other similar transaction or series of transactions. By signing this Agreement, we hereby accept our appointment as your sole investment banker under the terms hereof.

Description of Services:

1. Lazard agrees, in consideration of the compensation provided in Section 2 below, to perform such of the following investment banking services as the Company may reasonably request, including:

      (a)   Reviewing and analyzing the Company's business, operations and financial projections;

      (b)   Evaluating the Company's potential debt capacity in light of its projected cash flows;

(c)   Assisting in the determination of a capital structure for the Company;

(d)   Assisting in the determination of a range of values for the Company on a going concern basis;

(e)   Advising the Company on tactics and strategies for negotiating with the holders of the Existing Obligations (the "Stakeholders");

(f)   Rendering financial advice to the Company and participating in meetings or negotiations with the Stakeholders and/or rating agencies or other appropriate parties in connection with any Restructuring;

(g)   Advising the Company on the timing, nature, and terms of new securities, other consideration or other inducements to be offered pursuant to the Restructuring;

(h)   In coordination and partnership with Lazard Capital Markets LLC as appropriate or necessary, advising and assisting the Company in evaluating potential capital markets transactions of public or private debt or equity offerings (a "Financing") by the Company, and, on behalf of the Company, evaluating and contacting potential sources of capital as the Company may designate and assisting the Company in negotiating such a Financing;

(i)   Assisting the Company in preparing documentation within our area of expertise that is required in connection with the Restructuring;

(j)   Assisting the Company in identifying and evaluating candidates for a potential Sale Transaction, and advising the Company in connection with negotiations and aiding in the consummation of a Sale Transaction[1];

(k)   Attending meetings of the Company's Board of Directors and its committees;

(l)   Providing testimony, as necessary, with respect to matters which we have been engaged to advise you on in any proceeding before the Bankruptcy Court; and

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[1] As used in this letter, the term "Sale Transaction" means any transaction or series of transactions whereby directly or indirectly (a) an acquisition, merger, consolidation, or other business combination pursuant to which the business or assets of the Company are, directly or indirectly, combined with a company not controlled by the current majority shareholder; (b) the acquisition, directly or indirectly, by a buyer or buyers (which term shall include a "group" of persons as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended), of equity interests or options, or any combination thereof constituting a majority of the then outstanding stock of the Company or possessing a majority of the then outstanding voting power of the Company (except as may occur with current Stakeholders as a result of a Restructuring, other than a buyer or buyers directly or indirectly controlled by the current shareholders); (c) any other purchase or acquisition, directly or indirectly, by a buyer or buyers of significant assets, securities or other interests of the Company, other than by a buyer or buyers directly or indirectly controlled by the current shareholders, or (d) the formation of a joint venture or partnership with the Company or direct investment in the Company for the purpose of effecting a transfer of a significant interest in the Company to a third party.

(m)   Providing the Company with other general restructuring advice.

Fees:

2. As consideration for the services to be provided, the Company shall pay Lazard the following fees:

(a)   A monthly fee of $125,000, payable on execution of this Agreement and on the 15th day of each month thereafter until the earlier of the completion of the Restructuring or the termination of Lazard's engagement pursuant to Section 10. One-half of all fees paid under this Section 2(a) in respect of any months following the 6th full month of this engagement shall be credited against any fees payable under Section 2(b) and Section 2(c)(i) below.

(b)   A fee equal to $2,000,000, payable upon the consummation of a Restructuring (the "Restructuring Fee"); provided, however, that if a Restructuring is to be completed through a "pre-packaged" or "pre-arranged" plan of reorganization, one-half of the Restructuring Fee shall be payable upon the delivery of binding consents to such plan by a sufficient number of creditors and/or bondholders, as the case may be, to confirm the plan, and one-half of the Restructuring Fee shall be payable on the effective date of the plan; provided that, 100% of such Restructuring Fee shall be considered earned prior to the filing of the petition for relief under Chapter 11 of the Bankruptcy Code.

(c)   (i) If, whether in connection with the consummation of a Restructuring Transaction or otherwise, the Company consummates a Sale Transaction incorporating all or a majority of the assets or equity securities of the Company, Lazard shall be paid a Sale Transaction Fee equal to the greater of (A) the Fee calculated based on the Aggregate Consideration as set forth in Schedule I hereto or (B) the Restructuring Fee described in Section 2(b). All fees paid under Section 2(b) shall be credited against fees payable hereunder.

(ii) In the event that the Company consummates any Sale Transaction not covered by Section 2(c)(i) above, the Company shall pay Lazard a Sale Transaction Fee based on the Aggregate Consideration calculated as set forth in Schedule I hereto. 50% of any fee paid under this Section 2(c)(ii) shall be credited against any fees subsequently payable under Section 2(b) or Section 2(c)(i).

(iii) Any fee paid under this section 2(c) (a "Sale Transaction Fee") shall be payable upon consummation of the applicable Sale Transaction.

(d)   A fee equal to a percentage of the aggregate gross proceeds raised, including un-borrowed portions of credit facilities, in a Financing based

LAZARD

on the form of security issued as set forth in Schedule II (the "Financing Fee"); provided that, no fee shall apply to (i) gross proceeds from a debtor-in-possession credit facility and (ii) gross proceeds raised from (a) the Company's largest shareholder, (b) the largest holder of the Company's 10 5/8% Senior Secured Notes due in 2008, and (c) the largest holder of the Company's 13 3/8% Senior Subordinated Notes due in 2009. 50% of any fee paid under this Section 2(d) shall be credited against any fees subsequently payable under Section 2(b) or Section 2(c)(i).

(e)   For the avoidance of any doubt, subject to the credits referred to above, more than one fee may be payable pursuant to clauses (b), (c) and (d) above.

(f)   In addition to any fees that may be payable to Lazard and, regardless of whether any transaction occurs, the Company shall promptly reimburse Lazard for all: (i) reasonable out-of pocket expenses (including travel and lodging, data processing and communications charges, courier services and other appropriate expenditures) and (ii) other reasonable fees and expenses, including expenses of outside legal counsel, if any;

(g)   As part of the compensation payable to Lazard hereunder, the Company agrees to the indemnification and contribution provisions (the "Indemnification Letter") attached to this Agreement as Addendum A and incorporated herein in their entirety;

(h)   All amounts payable hereunder shall be paid promptly after such amounts accrue hereunder.

Retention in Chapter 11 Proceedings:

3.   In the event of the commencement of chapter 11 proceedings, the Company agrees that it will use reasonable best efforts to obtain prompt authorization from the Bankruptcy Court to retain Lazard on the terms and conditions set forth in this Agreement under the provisions of Section 328(a) of the Bankruptcy Code. Subject to being so retained, Lazard agrees that during the pendency of any such proceedings, it shall continue to perform its obligations under this Agreement and that it shall file interim and final applications for allowance of the fees and expenses payable to it under the terms of this Agreement pursuant to the applicable Federal Rules of Bankruptcy Procedure, and the local rules and order of the Bankruptcy Court. The order of the Bankruptcy Court approving the Agreement and authorizing Lazard's retention shall be acceptable to Lazard in its sole discretion. In so agreeing to seek Lazard's retention under Section 328(a) of the Bankruptcy Code, the Company acknowledges that it believes that Lazard's general restructuring experience and expertise, its knowledge of the capital markets and its merger and acquisition capabilities will inure to the benefit of the Company in pursuing any Restructuring, Sale Transaction or Financing, that the value to the Company of Lazard's services hereunder derives in substantial part from that expertise and experience and that, accordingly, the structure and amount of the contingent Restructuring Fee, Sale Transaction Fee and Financing

Fee is reasonable regardless of the number of hours to be expended by Lazard's professionals in the performance of the services to be provided hereunder.

Other:

4. No fee payable to any other person, by you or any other party, shall reduce or otherwise affect any fee payable hereunder to us.

5. The Company will furnish or cause to be furnished to Lazard such current and historical financial information and other information regarding the business of the Company as Lazard may request in connection with this engagement. The Company represents and warrants to Lazard that all of the foregoing information will be accurate and complete, in all material respects, at the time it is furnished, and agrees to keep Lazard advised of all material developments affecting the Company or its financial position. In performing its services pursuant to this Agreement, including in connection with any valuation of the Company, Lazard shall be entitled to rely upon information furnished to it by the Company or that is publicly available, assume the accuracy and completeness of such information and shall not assume any responsibility for independent verification of any such information. Lazard will not, as part of its engagement, undertake any independent valuation or appraisal of any of the assets or liabilities of the Company or of any third party, or opine or give advice to the Board of Directors, the Company or management or shareholders with respect thereto.

6. In performing its services pursuant to this Agreement, Lazard is not assuming any responsibility for the decision of the Company or any other party to pursue (or not to pursue) any business strategy or to effect (or not to effect) any Restructuring, Sale Transaction, Financing or other transaction. Lazard shall not have any obligation or responsibility to provide "crisis management" for or business consultant services to the Company, and shall have no responsibility for designing or implementing operating, organizational, administrative, cash management or liquidity improvements; nor shall Lazard be responsible for providing any tax, legal or other specialist advice.

7. It is understood and agreed that nothing contained in this Agreement shall constitute an express or implied commitment by Lazard to underwrite, place or purchase any securities in a financing or otherwise, which commitment shall only be set forth in a separate underwriting, placement agency or purchase agreement, as applicable, relating to the financing.

8. Simultaneously herewith, the parties hereto are entering into the Indemnification Letter. The Indemnification Letter shall survive any termination or expiration of this Agreement.

9. In order to coordinate our efforts on behalf of the Company during the period of our engagement hereunder, in the event the Company receives an inquiry concerning any potential transaction, the Company will promptly inform Lazard of such inquiry so that we can assess such inquiry and assist in any resulting negotiations. In the event that Lazard receives an inquiry concerning any transaction, we will promptly inform the Company of such inquiry.

10. Our engagement hereunder may be terminated by you or us at any time without liability or continuing obligation to you or us, except that following such termination and any expiration of this Agreement (a) we shall remain entitled to any fees accrued pursuant to Section 2 but not yet paid prior to such termination or expiration, as the case may be, and to reimbursement of expenses under Section 2(f) incurred prior to such termination or expiration, as the case may be, and (b) in the case of termination by the Company and any expiration of this Agreement, we shall remain entitled to full payment of all fees contemplated by Section 2 hereof in respect to any Restructuring, Sale Transaction and Financing for which a definitive agreement is executed during the period from the date hereof until ten (10) months following such termination or expiration, as the case may be.

11. The Company recognizes that Lazard has been engaged only by the Company and that the Company's engagement of Lazard is not deemed to be on behalf of and is not intended to confer rights upon any shareholder, partner or other owner of the Company, any creditor, lender or any other person not a party hereto as against Lazard or any of its affiliates or any of their respective directors, officers, members, agents, employees or representatives. Unless otherwise expressly agreed, no one other than the management or the Boards of Directors of O'Sullivan Industries Holdings, Inc. and O'Sullivan Industries, Inc., is authorized to rely upon the Company's engagement of Lazard or any statements, advice, opinions or conduct by Lazard. Without limiting the foregoing, any advice, written or oral rendered to the Boards of Directors or management in the course of the Company's engagement of Lazard are solely for the purpose of assisting the Boards of Directors or management, as the case may be, in evaluating the Restructuring, Sale Transaction or Financing and do not constitute a recommendation to any stakeholder of the Company that such stakeholder might or should take in connection with the Restructuring, Sale Transaction or Financing. Any advice, written or oral, rendered by Lazard may not be disclosed publicly or made available to third parties without the prior written consent of Lazard, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, nothing herein shall prohibit you from disclosing to any and all persons the tax treatment and tax structure of any transaction and the portions of any materials that relate to such tax treatment or tax structure. Lazard's role herein is that of an independent contractor; nothing herein is intended to create or shall be construed as creating a fiduciary relationship between Lazard and the Company or its Boards of Directors.

12. In connection with the services to be provided hereunder, Lazard may employ as agent the services of other members of the Lazard Group and Lazard Capital Markets LLC and its affiliates and may share with such entities any information concerning the Company, provided that Lazard and such entities shall hold any nonpublic information confidential in accordance with their respective customary policies relating to nonpublic information. Any such entity so employed (and its directors, officers, employees, agents, attorneys, and affiliates) shall be entitled to all of the benefits afforded to Lazard hereunder and shall be entitled to be reimbursed for its costs and expenses on the same basis as Lazard. As used herein, the term Lazard Group means Lazard Group LLC and its direct and indirect subsidiaries.

13. The provisions hereof shall inure to the benefits of and be binding upon the successors and assigns of the Company, Lazard and any other person entitled to indemnity under the Indemnification Letter. You agree that your obligations pursuant to this Agreement shall be

joint and several. This Agreement may be amended, modified or supplemented only by written instrument by the parties hereto.

14. This Agreement and any claim related directly or indirectly to this Agreement (including any claim concerning advice provided pursuant to this Agreement) shall be governed by and construed in accordance with the laws of the State of New York without regard to the principle of conflicts of law. No such claim shall be commenced, prosecuted or continued in any forum other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, and each of the parties hereby submits to the jurisdiction of such courts. The Company hereby waives on behalf of itself and its successors and assigns any and all right to argue that the choice of forum provision is or has become unreasonable in any legal proceeding. The Company waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Lazard pursuant to, or the performance by Lazard of the services contemplated by, this Agreement.

If the foregoing Agreement is in accordance with your understanding of the terms of our engagement, please sign and return to us the enclosed duplicate hereof.

Very truly yours,

LAZARD FRERES & CO. LLC

By: _____
Barry W. Ridings
Managing Director

By: _____
Thomas R. Haack
Managing Director

Accepted and Agreed to as of the date first written above.

O'SULLIVAN INDUSTRIES HOLDINGS INC.,
on behalf of itself and its controlled subsidiaries

By. _____
Robert S. Parker
President, Chief Executive Officer

O'SULLIVAN INDUSTRIES, INC.,
on behalf of itself and its controlled subsidiaries

By. _____
Robert S. Parker
President, Chief Executive Officer

SCHEDULE I

Fees for Sale Transactions

The following table outlines the Sale Transaction fee schedule. The total fee is calculated by breaking down the Aggregate Consideration and multiplying each increment by the corresponding incremental fee and adding the resulting amounts. For example, for a transaction in which the Aggregate Consideration paid is $35 million, the fee would be $625,000 + $225,000 which totals $850,000.

Aggregate Consideration ($ in millions)	Incremental Fee %
$0 - $25	2.50%
$25 - $50	2.25%
$50 - $100	2.00%
$100 - $200	1.75%
$200 - $300	1.50%
$300 - $400	1.25%
$400 - $500	1.00%
$500 - $600	0.95%
$600 - $700	0.90%
$700 - $800	0.85%
$800 - $900	0.80%
$900 +	0.75%

For purposes hereof, the term "Aggregate Consideration" means (x) the total amount of cash and the fair market value (on the date of payment) of all of the property paid or payable (including amounts paid into escrow) in connection with the Sale Transaction (or any related transaction), including amounts paid or payable in respect of convertible securities, preferred equity securities, warrants, stock appreciation rights, option or similar rights, whether or not vested, plus (y) in the event of a sale of the capital stock of the relevant Company entity, the principal amount of all indebtedness for borrowed money or other liabilities of the relevant Company entity as set forth on the most recent balance sheet, or, in case of the sale of assets, all indebtedness for borrowed money or other liabilities assumed by the third party. Aggregate Consideration shall also include the aggregate amount of any dividends or other distributions declared by the relevant Company entity after the date hereof other than normal quarterly cash dividends, and, in the case of the sale of assets, the net fair-market value of any current assets not sold by the relevant Company entity, less the book value of the current liabilities not assumed by the applicable buyer. For purposes of calculating Aggregate Consideration, (i) all shares will be deemed transferred where a Sale Transaction is effected by the transfer of shares, (a) constituting more than 50% of the then outstanding equity securities of or equity interest in the relevant Company entity , or (b) possessing more than 50% of the then outstanding voting power of the outstanding equity securities of or equity interest in the relevant Company entity, and (ii) the value of securities (whether debt or equity) that are freely tradable in an established public market will be determined on the basis of the average closing price in such market for the 10 trading days prior to the closing of the Sale Transaction (the "Valuation Date"); and the value of securities that have no established public market or other property will be the fair market value of such securities or other property on such Valuation Date and any restricted stock (i.e., stock in a public company not freely tradeable) received shall be valued at 85% of the public market price of such stock. If the Aggregate Consideration is subject to increase by contingent payments related to future events, the portion of our fee relating thereto shall be calculated by us in good faith, giving effect to the likelihood and timing of the payments and paid to us upon consummation of the Sale Transaction.

SCHEDULE II

Fees for Financings

The following table outlines the Financing fees. The total fee is calculated by multiplying the applicable fee percentage by the total gross proceeds raised in each Financing.

Funds Raised	Fee %
Senior Secured Debt	1.50%
Senior Debt	3.00%
Subordinated Debt	3.50%
Convertible Debt	3.75%
Convertible Preferred Stock	5.00%
Common Stock	6.00%

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